CUSIP No. 35804E 103

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fresh Harvest Products, Inc.
(Name of Issuer)

Common Stock

$0.0001 Par Value

 (Title of Class of Securities)

35804E 103
(CUSIP Number)

Jay Odintz

Fresh Harvest Products, Inc.

280 Madison Avenue, Suite 1005

New York, New York 10016

_________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Jay Odintz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
164,333,333 shares of common stock(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
164,333,333shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
164,333,333 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.94% of common stock(2)
14	TYPE OF REPORTING PERSON
IN

(1)  Includes 164,333,333 shares of common stock held by Jay Odintz (the “Reporting Person”) into 153,333,300 shares of common stock.

(2) Applicable percentage of ownership is based on 1,068,934,779 shares of common stock outstanding as of October 1, 2012 together with securities exercisable or convertible into shares of common stock within 60 days of October 1, 2012 held by the Reporting Person. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of October 1, 2012 are deemed to be

CUSIP No. 35804E 103

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beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Item 1.

Security And Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fresh Harvest Products, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 280 Madison Avenue, Suite 1005, New York, New York 10016.

Item 2.

Identity And Background

(a)	This Schedule 13D is being filed by Jay Odintz (the “Reporting Person”).

(b)	The business address of the Reporting Person is 280 Madison Avenue, Suite 1005, New York, New York 10016.

(c)	The Reporting Person is a partner in the CPA firm of Arthur Friedman, CPA. The address of such firm is 280 Madison Ave Suite 1007, New York, NY 10016.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.  Source And Amount Of Funds Or Other Consideration

On October 1, 2012, the entered into a letter agreement with the Reporting Person pursuant to which the Issuer and the Reporting Person agreed that an aggregate of $46,000 of accrued but unpaid Director’s fees would be converted into 153,333,333 shares of Common Stock.

Item 4.  Purpose Of Transaction

See Item 3 with respect to the consideration for the issuance of the Common Stock.

Item 5.  Interest In Securities Of The Issuer

(a)-(b) As of October 2, 2012, the Reporting Person holds 164,333,333 shares of common stock and the Reporting Person has the sole power to vote and to dispose of such shares.  The Reporting Person beneficially owns 13.94% of the Issuer’s common stock.  Such percentage ownership is based on 1,068,943,779 shares of common stock outstanding as of October 2, 2012 together with securities exercisable or convertible into shares of common stock within 60 days of October 2, 2012 held by the Reporting Person. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(c)

See Item 3.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person is a Member of the Board of Directors of the Issuer.

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On October 1, 2012, the Issuer entered into a letter agreement with the Reporting Person pursuant to which the Issuer and the Reporting Person agreed that an aggregate of $46,000 of accrued but unpaid compensation would be converted into 153,333,333 shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 99	Letter Agreement dated October 1, 2012 between the Issuer and the Reporting Person.	Provided herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

REPORTING PERSON:

Jay Odintz

 /s/ Jay Odintz